UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934**

June 25, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

**200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________

Exhibit Index

Exhibit No.	Description
1.	Press Release

June 25, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

"Charles Butt"

Date: June 25, 2002

By:________________________
Charles Butt
President & CEO

News Release

For Immediate Release

Forbes Medi-Tech Settles with Novartis Consumer Health SA for Rights to Reducol™

Vancouver, British Columbia – June 25, 2002 – Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it has reached an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Reducol™, a phytosterol-based cholesterol-lowering food ingredient originally licensed to Novartis by Forbes in 1999. Forbes will recognize a C$6 million gain on the transaction in the quarter ended June 30, 2002 through a reduction in short- and long-term deferred revenue.

Under the terms of the agreement, Forbes has agreed to pay Novartis US$2.5 million. Of this amount, US$0.5 million will be offset against money owed by Novartis to Forbes. The net payment by Forbes to Novartis will be US$2 million paid in royalties from future phytosterol sales between June 22, 2002 and December 31, 2003. A minimum of US$1.5 million must be paid to Novartis by June 30, 2003 with the remaining US$0.5 million due by December 31, 2003. Should the Company seek a future financing beyond its current requirements, and the total financings exceed US$7 million, then any outstanding balance will be paid within 30 days of receipt of funds.

As a result of this agreement, Forbes will acquire all rights to the brand name Reducol™ for its cholesterol-lowering food ingredient. The agreement also gives Forbes full access to revenues and royalties from the dietary supplement and food business, without dispute. These revenues and royalties were previously split between Forbes and Novartis under the original Master License Agreement.

"This new agreement with Novartis means Forbes will have all rights to sell Reducol™ without having to make a large upfront payment," said Charles Butt, President and CEO of Forbes Medi-Tech. "Acquiring the Reducol™ name will allow Forbes to capitalize on existing brand awareness and help existing customers maintain market momentum."

Reducol™ is a proprietary sterol-based functional food ingredient developed and manufactured by Forbes, which has been clinically proven to reduce Low Density Lipoproteins (LDL) or "bad" cholesterol levels by up to 24 per cent when 1.8 grams are consumed per day as part of a prudent North American diet*. Of this 24 per cent reduction in LDL, approximately 9 per cent can be attributed to diet alone.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products derived from nature. By extracting plant sterols from wood pulping by-products, Forbes is developing cholesterol-lowering agents to be used both as pharmaceutical therapeutics and functional food ingredients in the battle against heart disease. Phytrol™ and Reducol™ are registered trademarks of Forbes Medi-Tech Inc.

*Jones PJH, Ntanios FY, Raeini-Sarjaz M, Vanstone CA. 1999. Cholesterol-lowering efficacy of a sitostanol-containing phytosterol mixture with a prudent diet in hyperlipidemic men. Am J. Clin Nutr 69: 1140-50.

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For more information, please contact:

Martin Livingston
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: mlivingston@forbesmedi.com

Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com